601 Lexington Avenue

New York, New York 10022

Kirk A. Radke To Call Writer Directly: (212) 446-4940 kirk.radke@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 26, 2011

VIA EDGAR SUBMISSION

Mellissa Campbell Duru

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance, Office of

Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549-3628

Re:	Epicor Software Corporation Schedule TO-T filed by Eagle Parent, Inc., Element Merger Sub, Inc., Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax US VII GP, L.P., Apax US VII GP, Ltd., Apax Europe VII GP L.P. Inc., Apax Europe VII GP Co. Limited (the “Apax Parties”)

Filed April 11, 2011

File No. 005-43389

Dear Ms. Duru:

On behalf of our clients, Eagle Parent, Inc. (“Parent”) and Element Merger Sub, Inc. (“Purchaser”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter dated April 20, 2011 (the “Comment Letter”), with respect to the Schedule TO-T filed with the Commission by Parent, Purchaser and the Apax Parties on April 11, 2011 (as amended, the “Schedule TO”), relating to Purchaser’s tender offer for all of the outstanding shares of Epicor Software Corporation (“Epicor”). The responses below correspond to the captions and numbers of those comments in your letter (which are reproduced below in italics). In addition, Parent, Purchaser, the Apax Parties and Apax Partners Europe Managers Limited (“APEM” and, together with Parent, Purchaser and the Apax Parties, the “Filing Persons”) are simultaneously filing Amendment No. 3 to the Schedule TO (“Amendment No. 3”) in response to the Comment Letter and to reflect litigation developments and other changes. Unless explicitly set forth herein, capitalized terms shall have the meanings ascribed to them in the Schedule TO.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

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1.	Consistent with the requirements of Exchange Act Rule 14d-3 (b)(1), please confirm that you will update information promptly following any material changes to your offer, inclusive of any litigation developments. Further, given the cross conditions associated with the Activant Merger, please include updates disclosing material developments and/or the satisfaction or waiver of conditions precedent related to the Activant transaction.

Response: The Filing Persons confirm that they will promptly update the information in the Schedule TO following any material changes to their offer, including any litigation developments and updates disclosing material developments and/or the satisfaction or waiver of conditions precedent related to the acquisition of Activant Group Inc. (“Activant”). The Filing Persons note that they have already filed Amendment No. 1 to the Schedule TO and are filing Amendment No. 3 to promptly update information relating to litigation developments and filed Amendment No. 2 to the Schedule TO to promptly update, among other things, information relating to the satisfaction of the antitrust condition precedent related to Activant.

2.	Please refer to Item 3 of Schedule TO and Item 1003(a) of Regulation M-A. Please revise to include the information called for by that provision with respect to each filing person. In that regard, please provide your analysis of whether Apax Partners Europe Managers Limited and Apax Partners LLP should be identified as co-bidders in the tender offer. Please refer to Section II.D.2. of the November 14, 2000 Current Issues Outline available at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

Response: The Filing Persons have included the information called for by Item 3 of Schedule TO and Item 1003(a) of Regulation M-A with respect to each filing person in Amendment No. 3.

The Filing Persons respectfully note that each of Apax US VII, L.P. (“Apax US VII”), Apax Europe VII-A, L.P. (“Apax Europe VII-A”), Apax Europe VII-B, L.P. (“Apax Europe VII-B”) and Apax Europe VII-1, L.P. (“Apax Europe VII-1” and, together with Apax Europe VII-A and Apax Europe VII-B, the “Apax Europe VII Funds” and Apax US VII and the Apax Europe VII Funds collectively, the “Apax VII Funds”) “is an established entity with substantive operations and assets apart from those related to the offer . . . .” In such a case, “the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” (See Section II.D.2 of the November 14, 2000 Current Issues Outline (the “Outline”)). Notwithstanding the foregoing, in response to the Commission’s request and with a view toward revised disclosure, APEM has been added as a filing person in Amendment No. 3. However, the Filing Persons do not believe that such addition is material to the decision by Epicor stockholders whether to tender, hold or sell their Epicor shares since (i) the relationship between the Apax Parties and APEM had been properly disclosed, (ii) the Apax VII Funds are established entities with substantive operations and assets, as stated above, and (iii) Apax Europe VII GP Co.

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Limited, as the general partner of Apax Europe VII GP L.P. Inc., the general partner of each of the Apax Europe VII Funds, is ultimately responsible for the Apax Europe VII Funds (all of which have previously been filing persons). The Filing Persons therefore do not believe that it is necessary to disseminate new offering materials.

The Filing Persons respectfully advise the Commission that they believe that Apax Partners LLP (“Apax Partners”) is not a bidder for purposes of Regulation 14D and Section II.D.2 of the Outline. The Filing Persons have carefully reviewed the definition of “bidder” in Rule 14d–1(g)(2) and the interpretation provided in the Outline. As defined in Rule 14d–1(g)(2), a “bidder” is “any person who makes a tender offer or on whose behalf a tender offer is made.” Apax Partners is not making the Offer, and the Offer is not being made on its behalf. Instead, the Offer was made by the Filing Persons. Apax Partners has contracted with APEM solely to provide investment advice to APEM, which APEM is free to accept or reject. Apax Partners therefore does not control APEM or any of the other Filing Persons nor is it acting together with any of the Filing Persons. Apax Partners is not a party to any of the agreements relating to the Offer and does not control the Offer. Apax Partners will not be the beneficial owner of the Epicor shares after the consummation of the Offer and has not been deemed as the beneficial owner of any other shares beneficially owned by APEM. Apax Partners is not providing or otherwise arranging for any financing in connection with the Offer. Apax Partners was not involved in the formation of Parent and Purchaser. Furthermore, adding Apax Partners as a bidder would not provide any material information to Epicor stockholders.

For the foregoing reasons, the Filing Persons respectfully submit that Apax Partners is not a bidder pursuant to Rule 14d–1(g)(2) or according to the Commission’s interpretive guidance.

The Filing Persons further refer the Staff to a prior tender offer by the Apax Parties for all the outstanding shares of Bankrate, Inc. commenced on July 28, 2009 in which the Apax Parties and APEM were the bidders and Apax Partners was not (nor any other affiliate of Apax Partners other than the acquisition entities).

3.	We refer to section 2.3 of the Epicor Merger Agreement. As noted therein, persons who have entered into support agreements may receive either cash or equity of the Parent or an affiliate of the Parent in exchange for their Epicor shares. Revise to clarify this fact in your disclosure.

Response: The Filing Persons have clarified that the parties to the Non-Tender and Support Agreements may receive either cash or equity of Parent or an affiliate of Parent in exchange for their Epicor shares in Amendment No. 3, by amending the penultimate sentence of the first paragraph under the section captioned “Has any agreement been reached with any of Epicor’s

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stockholders relating to the Offer?” on page 8 of the Offer to Purchase and the penultimate sentence of the second paragraph under the section captioned “Non-Tender and Support Agreements” under Section 11 (“The Merger Agreement; Other Agreements”) on page 57 of the Offer to Purchase to add the phrase “in cash and/or securities of Parent or an affiliate of Parent” immediately prior to the end of each such sentence. The Filing Persons further advise the Staff that the Non-Tender and Support Agreements all currently contemplate a cash payment for Shares and, unless a mutual agreement is reached with each party to a Non-Tender and Support Agreement, no securities of Parent or affiliates of Parent will be issued in exchange for Shares under the Non-Tender and Support Agreements. Neither the Filing Persons nor any other party to the Non-Tender and Support Agreements is currently under an obligation to negotiate or agree to any alternative consideration besides the Offer Price in cash and, as of the date hereof, no discussions regarding any such alternative consideration have been had.

4.	Supplementally advise us of the exchange rate formula, if any, that would be applied to determine the total number of shares issuable to Messrs. Klaus, R. Pickup and M. Pickup that could be issuable for an amount equal to the Offer Price per share. Supplementally advise us of the percentage of overall outstanding shares of the Parent or affiliate of the Parent that this could represent.

Response: The Filing Persons respectfully confirm that, as further discussed in the Schedule TO, there have been no discussions with Messrs. Klaus, R. Pickup or M. Pickup with respect to the terms and conditions of any conversion of any portion of Epicor shares into, or any other investment in, the equity of Parent or any affiliate of Parent. Further, the Filing Persons confirm that, as of the date hereof, they have no intention of offering Messrs. R. Pickup or M. Pickup (or their affiliates) any opportunity to invest in the equity of Parent or any affiliate of Parent. In the event that the Filing Persons offer any opportunity to invest in the equity of Parent or any affiliate of Parent to Mr. Klaus, and should Mr. Klaus choose to accept such equity of Parent or any affiliate of Parent, the Filing Persons confirm that, as of the date hereof, they do not expect that such investment would exceed 8.0% of the overall outstanding equity capital of Parent or any affiliate of Parent (and expect that such investment could be for a substantially smaller percentage).

5.

Reference is made to the financing proceeds condition. We note that while the bidders have received a commitment letter to finance the purchase of securities, the offer appears to be subject to a financing condition. Generally, when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to

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inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response: The Filing Persons acknowledge the Commission’s position that a tender offer must remain open if there has been a material change to the terms or conditions of a tender offer. The Filing Persons note, however, that the Offer has been fully financed within the meaning of the Commission’s precedents and customary market practice since commencement of the Offer. The Staff has long recognized a distinction between legally binding commitment letters and non-binding financial arrangements. Unlike tender offers containing a “true” financing condition (i.e., where there is only a non-binding financial arrangement or no financial arrangement at all), Parent and Purchaser’s tender offer commenced with firm, legally binding commitments for all of the financing they will require to consummate the Offer, the Merger and the Activant Merger pursuant to commitment letters filed as exhibits to the Schedule TO. All material terms of the commitment letters, and the facilities to be entered into pursuant thereto, are disclosed in the Schedule TO (see “Summary Term Sheet - Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?” on page 4, Section 9 of the Offer to Purchase (“Source and Amount of Funds”), beginning on page 27 and Section 11 of the Offer to Purchase (“The Merger Agreement; Other Agreements - Equity Commitment Letters”), beginning on page 59).

In that respect, the Filing Persons note to the Staff that although a portion of up to $465 million of the financing is currently contemplated as being offered in the form of senior notes pursuant to Rule 144A and/or Regulation S of the Securities Act of 1933, Parent has also obtained a commitment for up to $465 million of unsecured bridge loans in the event that the offering of the senior notes by Parent is not completed on or prior to the closing of the other debt commitments (see pages 4 and 27-30). Furthermore, the Financing Proceeds Condition relates solely to the commitments in the debt commitment letter, which explicitly provide for the bridge loans and are not conditioned upon the offering of any senior notes. Therefore, the debt commitment letter obtained by Parent is on customary terms and is not different in any material respect from other firm, legally binding commitments which the Staff has previously recognized as not raising the same issues as would a tender offer with a “true” financing condition.

Satisfaction, as opposed to waiver, of a previously disclosed Financing Proceeds Condition, or any other condition, is not a material change because it is a previously disclosed, express condition to the Offer and, therefore, should not require the Offer to remain open if the condition is satisfied. Moreover, for a number of reasons, it is not possible to require an offer to remain open after the satisfaction of certain conditions. For example, in the case of the Financing

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Proceeds Condition, by the terms of the commitment letters (see Exhibit D of the debt commitment letter attached as Exhibit (b)(1) to the Schedule TO), the receipt of proceeds will only occur upon and simultaneously with the Purchaser’s acceptance for payment of the shares tendered into the Offer. Once the Purchaser has accepted such shares for payment, the Commission’s tender offer rules do not permit the offer to be extended for any period of time (other than in the context of a “subsequent offering period”). In this respect, the Financing Proceeds Condition is similar to the Minimum Tender Condition and other conditions to the Offer which, by their terms, can only be satisfied at the expiration of the Offer.

Furthermore, in the context of the Offer and the Merger, extending the Offer upon the satisfaction of the Financing Proceeds Condition will only serve to delay payment to Epicor stockholders that they would otherwise have been entitled to. As more fully discussed in the Schedule TO (see pages 6, 11, 53, 65, 69), it is contemplated that the Merger will occur on the same day as the consummation of the Offer. Assuming the satisfaction of the Minimum Tender Condition and the other conditions to the Offer, Epicor’s stockholders will be entitled to receive the same consideration for their shares of Epicor, whether or not they tendered such shares in the Offer. Epicor stockholders who do not tender shares in the Offer and who would have tendered shares had the tender offer been extended as requested by the Commission will nonetheless be entitled to receive an amount in cash equal to the Offer Price pursuant to the Merger. Even if it were possible to extend the Offer upon receipt of proceeds in accordance with the terms of the commitment letters, such action would only delay by at least five business days the payment for Epicor shares pursuant to the Offer and consequently delay the consummation of the Merger and payment for shares thereunder. Epicor’s stockholders would receive no benefit as a result of the extension of the Offer.

The Filing Persons further note that under the equity commitment letters they have available to them $647 million to fund the purchase of the Epicor shares in the Offer. Assuming 64,166,065 Epicor shares outstanding (i.e., no options exercised and otherwise no issuances of shares since April 4, 2011) and 13,491,693 Epicor shares subject to Non-Tender and Support Agreements, at a per share price of $12.50, only approximately $633 million will be required to fund the purchase of shares pursuant to the Offer. Therefore, not only do the Filing Persons have legally binding commitment letters, but the Filing Persons have available to them sufficient funds to pay for all tendered Epicor shares without reliance on any third parties.

Based on the foregoing, the Filing Persons do not believe that the satisfaction of the Financing Proceeds Condition would be a material change that would require an extension of the Offer period.

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6.	Further to our comment above. Please refer to Instruction 2 to Item 10 of Schedule TO. It does not appear that the safe harbor noted therein applies to you given the financing condition included in your offer. Please revise to include financial statements or advise.

Response: Pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements of a bidder in a tender offer are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company or (d) the offer is for all outstanding securities of the subject class. The consideration in the Offer is solely for cash and is for all outstanding shares of Epicor. As more fully noted in the response to comment 5 above, the Filing Persons believe that the Staff has long recognized a distinction between legally binding commitment letters and non-binding financial arrangements. The Filing Persons’ tender offer for Epicor’s shares commenced with legally binding commitments in place to provide the funds necessary to purchase the shares tendered in the tender offer and to pay related fees and expenses. The Financing Proceeds Condition is more accurately characterized as a “funding” condition rather than a “financing” condition within the meaning of Instruction 2 to Item 10 of Schedule TO. Therefore, the Filings Persons believe that the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO is available to them.

Notwithstanding the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, Instruction 1 to Item 10 of Schedule TO states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Filing Persons do not believe that the financial statements of the Filing Persons are material to Epicor stockholders, for the following reasons:

•

As disclosed in the Offer to Purchase (see page 25), Parent and Purchaser are newly formed entities, formed solely for the purpose of acquiring Epicor and Activant and have not engaged in any business except for activities related to their formation, the Offer, the Merger, the Activant Merger and arranging the related financing. The disclosure of financial statements for Parent and Purchaser would therefore not provide Epicor stockholders with any additional meaningful information.

•

The Filing Persons believe that the financial statements of Apax US VII GP, L.P., Apax US VII GP, Ltd., Apax Europe VII GP L.P. Inc., Apax Europe VII GP Co. Limited (collectively, the “GPs”) and APEM would not be material to a stockholder’s decision with respect to the Offer because the GPs are general partners of the Apax VII Funds and APEM is the manager of the Apax Europe VII Funds and none of them have any substantive operations. Neither the GPs nor APEM has committed to provide financing in the Offer.

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•

The Filing Persons believe that the financial statements of the Apax VII Funds would not be material to a stockholder’s decision with respect to the Offer because the Apax VII Funds are investment funds and none of them have any operations other than investing. Furthermore, the Offer is not subject to a condition with respect to the equity commitment letters or to the availability of funds from the Apax VII Funds. The Filing Persons have disclosed the amount of committed and undrawn capital of the Apax VII Funds in Amendment No. 3, by replacing the phrase “sufficient uncalled capital” on page 4 and on page 27 of the Offer to Purchase with the phrase “collectively in excess of $3 billion of uncalled capital.”

•

Further, only the capital contributions committed by the Apax VII Funds (which commitments have been disclosed) are relevant in the context of the Schedule TO since none of the Apax VII Funds is a party to the Merger Agreement or the Activant Merger Agreement and the Apax VII Funds have not agreed to contribute amounts to complete the Offer in excess of the equity commitments previously disclosed in the Schedule TO. No other assets that would be identified on a balance sheet for any of the Filing Persons is relevant to a stockholder’s decision to sell, hold or tender shares in the Offer since such assets would not be available to fund the payment of tendered shares in the Offer.

•

If the Minimum Tender Condition and the other conditions to the Offer are satisfied, as a result of the same-day consummation of the Offer and the Merger, all Epicor stockholders (other than potentially some of the parties subject to Non-Tender and Support Agreements), whether such stockholder tenders shares or not, will receive solely cash for such shares and not stock or other securities of Parent or its affiliates. As a result, the financial condition and results of operations of none of Parent, Purchaser, the Apax Parties or APEM would provide meaningful information to any of Epicor’s stockholders as such stockholders will have no ongoing interest in the business or operations of Parent or Purchaser after the same-day consummation of the Offer and the Merger.

•

To the extent the Financing Proceeds Condition limits the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, it does not result in financial statements being material to stockholders. If the proceeds from the debt commitment letter are not available, the Filing Persons will be unable to purchase the shares tendered into the Offer unless other sources of debt financing become available. At the present time, neither Parent nor Purchaser has, nor is either pursuing, any sources of debt financing other than those disclosed in the Schedule TO. Therefore, the Filing Persons respectfully submit that the financial condition of the Filing Persons is not material.

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7.	We note that members of senior management of Epicor may continue to serve as executive officers and/or directors following consummation of the offer and merger. We also refer to disclosure on page 34 in which you acknowledge the bidders’ affiliates had “periodically throughout the course of discussions relating to and leading up to the transaction”, had discussions with Mr. Klaus regarding his and other members of management’s continued role in the company after the merger. Please revise to include disclosure of all discussions of this topic, when they occurred, who was involved and the substantive terms discussed and negotiated. Also, please disclose when, prior to early December 2010, the basic terms of the Non-Tender and Support Agreements were first discussed amongst the relevant parties. We may have further comment.

Response: The Filing Persons respectfully submit that the periodic discussions acknowledged in the Schedule TO refer to various communications between the Filing Persons and Mr. Klaus centered on topics unrelated to the continuing employment of any member of Epicor management, but during which Mr. Klaus referred to a member of Epicor management (including Lauri Klaus, Executive Vice President, Worldwide Sales and Consulting, and John Hiraoka, Epicor’s Chief Marketing Officer and Executive Vice President) as being important to the success of Epicor, which the Filing Persons acknowledged. The Filing Persons respectfully confirm that no substantive terms of any continued role at Epicor were discussed regarding any such person. In addition, the Filing Persons had a conversation with Mr. Hiraoka during the week beginning March 21, 2011 in which the Filings Persons acknowledged that Mr. Hiraoka was an important part of the Epicor management team, but did not discuss any substantive terms of any continued role at Epicor. The Filing Persons have accordingly revised the disclosure as requested by the Staff in Amendment No. 3.

The Filing Persons respectfully confirm that the Non-Tender and Support Agreement were never discussed amongst the relevant parties prior to December 2010. In connection with the Filing Persons’ submission of the December 7 Letter, the Filing Persons indicated that they would be seeking support agreements from Mr. Klaus, Richard Pickup and Todd Pickup and Elliott Associates and provided Epicor with a proposed form agreement with respect thereto. However, no discussions or negotiations took place with respect to such agreements until shortly after the submission of the March 11 Letter, when the Filing Persons again indicated that they would be seeking support agreements from Mr. Klaus, Richard and Todd Pickup, and a support agreement from Elliott Associates in a form to be negotiated separately with Elliott. At that time, the Filing Persons had not determined whether they would offer the parties to the support agreements different consideration than the consideration that would be offered to all other stockholders of Epicor, but because they continued to evaluate such possibility, the proposed agreements provided that shares held by the parties thereto would not be tendered into the tender offer, so as to allow for future negotiation of alternative consideration. In early April, the Filing Persons determined that the Non-Tender and Support agreements with Mr. Klaus and Richard and Todd Pickup would provide for payment for their shares in cash at the Offer Price following completion of the Offer (unless otherwise later agreed by the parties) and asked counsel for Epicor to communicate the same to Mr. Klaus and Richard and Todd Pickup. Soon thereafter, counsel for Epicor confirmed that Messrs. Klaus and Richard and Todd Pickup would agree to such terms and the non-tender and support agreements were finalized without any direct discussions between Messrs. Klaus or Richard and Todd Pickup, on the one hand, and the Filing Persons, on the other. No further discussions with Messrs. Klaus or Richard and Todd Pickup regarding any amendment to the terms of the non-tender and support agreements have occurred subsequently to the execution of such non-tender and support agreements.

Prior to execution of the merger agreement, not having reached any agreement with Elliott, the Filing Persons resolved to proceed without a support agreement from Elliott. After the merger agreement was executed, as further discussed in the Schedule TO, the Filing Persons and Elliott entered into support and tender agreement, pursuant to which Elliott Associates has agreed to tender its shares of Epicor common stock into the Offer, which support and tender agreement was approved by the Epicor board of directors.

The Filing Persons have accordingly revised the disclosure as requested by the Staff in Amendment No. 3 with respect to the foregoing.

8.	Please update the disclosure, as may be appropriate, to disclose the identity of all other executive officers or directors with whom agreements may be negotiated or have been negotiated and the material terms of such agreements.

Response: The Filing Persons respectfully confirm that, as further discussed in the Schedule TO and in the response to comment 7 above, as of the date hereof, there have been no discussions or negotiations with respect to any agreements with any executive officers or directors of Epicor and have no update to provide regarding the same.

9.	Further to our comments above. Please provide an analysis of whether Rule 13e-3 applies to the transaction and whether, as a result of the equity consideration possibly receivable by the

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persons who entered into Non-Tender and Support Agreements and the possible arrangements for employment and/or appointments to the Board of Directors of the post merger entity, the bidders and management with whom such arrangements have been negotiated are affiliates engaged in a going private transaction. Please refer to Exchange Act Rule 13e-3(a) and Compliance & Disclosure Interpretations 201.01 and 201.06 for guidance available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm

Response: The Filing Persons have considered the applicability of Rule 13e-3, the Staff’s analysis in Section II.D.3 of the Outline and the Staff’s guidance in Compliance & Disclosure Interpretations 201.01 and 201.06, to the Offer. Based on that analysis and guidance, as further described below, the Filing Persons do not believe that (i) the Offer constitutes a “Rule 13e-3 transaction” within the meaning of Rule 13e-3, (ii) any of the Filings Persons is an affiliate of Epicor or (iii) the parties to the Non-Tender and Support Agreements are affiliates of any of the Filing Persons. Accordingly, the Filing Persons do not believe that the Filing Persons or the parties to the Non-Tender and Support Agreements are Schedule 13E-3 filing persons in connection with the Offer and Rule 13e-3 is inapplicable to the Offer.

Rule 13e-3 defines a “Rule 13e-3 transaction,” among other things, as a purchase of any equity security, or tender offer for any equity security, made by the issuer of such security or by an affiliate of such issuer that has an effect that is specified in Rule 13e-3. The rule further defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” The element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. Based on the analysis below, the Filing Persons do not believe the facts and circumstances related to the Offer lead to the conclusion that any of the Filing Persons is an affiliate of Epicor or that the parties to the Non-Tender and Support Agreements are affiliates of any of the Filing Persons such that the Offer would constitute a Rule 13e-3 transaction.

First, the Filing Persons do not believe any of the Filing Persons is an affiliate of Epicor. The Filing Persons do not (i) hold any Epicor equity securities, (ii) have any representation on Epicor’s board of directors (or the right to appoint any representatives to the board of directors), (iii) have any other relationship that is indicative of control of, or common control with, Epicor, or (iv) have any pre-existing relationship with Epicor prior to commencement of negotiations for the Offer and the Merger.

Further, the Filing Persons do not believe that any of the Filing Persons should be considered an affiliate of Epicor due to any proposed future relationship with the parties to the Non-Tender and Support Agreements. As stated in the Outline, “[a]n important aspect of the staff’s analysis was

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that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to “control” the surviving company.” The Staff, in its Compliance & Disclosure Interpretation 201.01, suggested consideration of the following factors in determining whether a Schedule 13E-3 filing is required when there is continuity of management: (A) increases in consideration to be received by management, (B) alterations in management’s executive agreements favorable to such management, (C) the equity participation of management in the acquirer and (D) the representation of management on the board of directors of the acquirer. For the reasons outlined below, the Filing Persons do not believe that the parties to the Non-Tender and Support Agreements are affiliates of Purchaser because they do not control Purchaser, and Purchaser is not under common control with Epicor.

A. No Increase in Consideration.

The Filing Persons note to the Staff that the Non-Tender and Support Agreements provide for the same amount of consideration to be provided to the parties thereto and that no agreement or otherwise any general understanding has been reached with respect to whether the parties to the Non-Tender and Support Agreements or any of Epicor’s senior management will receive equity securities of Parent or its affiliates. The Non-Tender and Support Agreements all currently contemplate a cash payment for Shares and, unless a mutual agreement is reached with each party to a Non-Tender and Support Agreement, no securities of Parent or affiliates of Parent will be issued in exchange for Shares under the Non-Tender and Support Agreements. While the Non-Tender and Support Agreements preserve such option, no agreements or understandings have been made and no discussions have been had with respect to the granting of equity securities of Parent or its affiliates. Furthermore, as of the date hereof, it is not expected that any such equity securities will be granted to Messrs. R. Pickup and M. Pickup (or their affiliates).

B. No Executive Agreements with any of the Filing Persons.

Other than the Non-Tender and Support Agreements, no agreements have been entered into with any of Epicor’s senior management. No employment agreements have been entered into or modified. Furthermore, no discussions have been had with respect to any employment agreements or modifications thereto.

C. No Material Purchaser Equity Ownership.

It is currently expected that no equity securities will be granted to Messrs. R. Pickup and M. Pickup (or their affiliates). To the extent any equity securities of Parent or its affiliates will be

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issued to Mr. Klaus (subject to a mutual agreement of the parties, discussions on which have not been had), such equity securities are not expected to exceed 8.0% of the overall outstanding equity capital of Parent or any affiliate of Parent (and such issuance, if any, could be for a substantially smaller percentage). Accordingly, the parties to the Non-Tender and Support Agreements will not have a material equity ownership interest in Parent or Epicor following the Merger.

D. No Control of Surviving Corporation.

Following the consummation of the Merger, Epicor will be a wholly-owned subsidiary of Parent and will be controlled by Parent. While each party to the Non-Tender and Support Agreements who remains employed by Epicor in a management capacity may be involved in corporate affairs or manage designated corporate areas or operations of Epicor after the Merger, each such person will be subject to the direction of Epicor’s and Parent’s board of directors and will serve at the pleasure of such boards. In the Rule 13e-3 adopting release (34-16075, August 2, 1979), the Staff indicated that it would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement. Importantly, no party to the Non-Tender and Support Agreements is being considered to serve on the board of directors of Parent.

Based on the foregoing, the Filing Persons respectfully submit that Rule 13e-3 is not applicable to the Offer and does not require the Filing Persons or the parties to the Non-Tender and Support Agreements to be treated as Schedule 13E-3 filing persons.

10.	All conditions to the tender offer, other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to the expiration of the tender offer. Clarify further the language preceding the bullet points in paragraph (e) to disclose that any such conditions would need to be satisfied or waived at or prior to expiration.

Response: The Filing Persons have clarified the language preceding the bullet points in paragraph (e) of Section 15 of the Offer to Purchase in Amendment No. 3, as requested by the Staff, by amending and restating such language in its entirety to read as follows:

“(e) each of the following conditions has been satisfied or waived by Parent or Purchaser in its sole discretion at or prior to the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement):”

Securities and Exchange Commission

April 26, 2011

11.	The Activant Closing Condition cross-references the conditions to the Parent’s and Purchaser’s obligations to consummate the merger as set forth in the Activant merger agreement. Based on the provisions of Article 8 of the Activant merger agreement, which cross references Section 7.1 of the Epicor Merger Agreement, the Parent’s obligations to close would not be triggered until satisfaction of the condition relating to the acceptance of shares tendered in the Epicor offer. As such, determination of whether the Activant closing condition has been satisfied appears possible only after the offer’s expiration time. Notwithstanding disclosure stating the Activant merger and Offer would contemporaneously be consummated, with a view toward revised disclosure, please revise to clarify supplementally the cross conditions referenced above and confirm that the Activant closing conditions would all be satisfied or waived at or prior to expiration of the tender offer.

Response: The Filing Persons have clarified the language in the fifth bullet point (preceding the sub-bullet points) under paragraph (e) of Section 15 of the Offer to Purchase in Amendment No. 3, as requested by the Staff, by amending and restating such language in its entirety to read as follows:

“each of the following conditions set forth in the Activant Merger Agreement (which we refer to as the “Activant Closing Condition”) has been satisfied or waived by Parent in its sole discretion at or prior to the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement):”

12.	Please refer to conditions (d), the third bullet point of condition (e), and the first complete bullet point on page 75. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The determination of whether Epicor is in compliance with its representations and warranties as set forth in the Merger Agreement and has performed in all material respects its obligations under the respective Merger Agreement or whether the conditions to the Parent’s and Purchaser’s obligations to consummate the transactions have been satisfied, appear to be determinations that are left to the sole discretion of the filing persons/bidders. Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited conditions to include an objective standard, such as a standard of reasonableness, against which the filing persons’ discretion may be judged.

Securities and Exchange Commission

April 26, 2011

Response: The Filing Persons have clarified condition (d) and the third bullet point of condition (e) of Section 15 of the Offer to Purchase and the first complete bullet point on page 75 in Amendment No. 3, as requested by the Staff, by amending and restating such language in their entirety to read as follows:

Condition (d): “(d) the accuracy (subject to materiality and material adverse effect qualifications) of Epicor’s representations and warranties set forth in the Merger Agreement, including that since December 31, 2010, there has not been any event, development or state of circumstances that has had, individually or in the aggregate, a Company Material Adverse Effect, as determined in the reasonable judgment of Parent;”

Third bullet point of condition (e): “Epicor shall have performed or complied in all material respects with its obligations required to be reasonably performed or complied with by it under the Merger Agreement on or prior to the consummation of the Offer, as determined in the reasonable judgment of Parent;”

First complete bullet point on page 75: “the conditions to Parent’s and Purchaser’s obligation to consummate the Merger shall have been satisfied or waived in writing in accordance with the terms of the Merger Agreement, as determined in the reasonable judgment of Parent; and”

13.	In the penultimate paragraph on page 75 you disclose that the above conditions are in addition to, and not a limitation of, the rights of the filing persons to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement and the Activant Merger Agreement. This language suggests that you have not provided a materially complete description of the offer conditions in the offer to purchase. Please revise to disclose any additional offer conditions that you have omitted, and to clarify that you will terminate the offer only pursuant to the specific disclosed conditions described in the offer to purchase. Also disclose how you would inform security holders of such termination. Refer generally to Section 14(e) of the Exchange Act.

Response: The Filing Persons have clarified the penultimate paragraph of Section 15 of the Offer to Purchase in Amendment No. 3, as requested by the Staff, by amending and restating such language in its entirety to read as follows:

“The conditions described above are the only conditions to the Offer and are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend or modify the Offer pursuant to the terms and conditions of the Merger Agreement and the Activant Merger Agreement. Under the Activant Merger Agreement, Parent has agreed not to consummate the

Securities and Exchange Commission

April 26, 2011

Offer unless all conditions to the receipt of the financing contemplated by the equity commitment letters and the debt commitment letter, including, among other things, the contemporaneous consummation of the Offer, the Merger and the Activant Merger, have been satisfied or waived in writing. If Purchaser or Parent terminates the Offer, Purchaser and/or Parent will make a public announcement not later than 9:00 a.m., New York City time, on the next business day after the day of the scheduled Expiration Date informing Epicor stockholders of such termination.”

14.	You refer to the ongoing right to assert conditions at any time and “from time to time”. Please revise to clarify that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to “from time to time.”

Response: The Filing Persons have clarified that the conditions of the Offer (other than those dependent upon the receipt of government approvals) may only be asserted as of the expiration of the Offer in Amendment No. 3, as requested by the Staff, by replacing the phrase “from time to time” in each of the following instances in the Offer to Purchase with the phrase “prior to the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement)”: the first complete paragraph on page 15, the first complete paragraph on page 38 and the final paragraph of Section 15.

15.	When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language on page 75 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response: The Filing Persons confirm their understanding that (a) they may not simply fail to assert a triggered Offer condition and effectively waive it without officially doing so and (b) depending on the materiality of the waived condition and the number of days remaining in the Offer, the Filing Persons may be required to extend the Offer and re-circulate new disclosure to security holders.

16.

When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is

Securities and Exchange Commission

April 26, 2011

one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Response: The Filing Persons confirm their understanding that when an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement), the Filing Persons would promptly inform holders of securities how they intend to proceed, rather than wait until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

17.	Reference is made to the Section 2.3 of the Epicor merger agreement. Advise and supplementally provide, if applicable, Annex A to each Non-Tender and Support Agreement.

Response: The Filing Persons advise the Commission that there is a typographical error in the Merger Agreement which indicates that there is an Annex A to each Non-Tender and Support Agreement. None of the Non-Tender and Support Agreements has an Annex A.

*    *    *    *    *

Securities and Exchange Commission

April 26, 2011

The acknowledgments of each of the Filing Persons requested at the end of your letter are attached as Exhibit A to this letter. Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter or the Schedule TO.

Sincerely,

/s/ Kirk A. Radke
Kirk A. Radke

cc:	Eagle Parent, Inc.

Element Merger Sub, Inc.

Apax US VII, L.P.

Apax Europe VII-A, L.P.

Apax Europe VII-B, L.P.

Apax Europe VII-1, L.P.

Apax US VII GP, L.P.

Apax US VII GP, Ltd.

Apax Europe VII GP L.P. Inc.

Apax Europe VII GP Co. Limited

Eunu Chun, Esq., Kirkland & Ellis LLP

Exhibit A

April 26, 2011

Mellissa Campbell Duru

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance, Office of Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549-3628

Re:	Epicor Software Corporation Schedule TO-T filed by Eagle Parent, Inc., Element Merger Sub, Inc., Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax US VII GP, L.P., Apax US VII GP, Ltd., Apax Europe VII GP L.P. Inc., Apax Europe VII GP Co. Limited (the “Apax Parties”) Filed April 11, 2011 File No. 005-43389

Dear Ms. Duru:

As requested in your letter to Jason Wright dated April 20, 2011, each of the undersigned hereby acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Kirk A. Radke (212-446-4940 or kirk.radke@kirkland.com) of Kirkland & Ellis LLP.

Sincerely,

Eagle Parent, Inc.

By:	/s/ Jason Wright
	Name:	Jason Wright
	Title:	President

Element Merger Sub, Inc.

By:	/s/ Jason Wright
	Name:	Jason Wright
	Title:	President

Sincerely,

Apax US VII, L.P.

By:	Apax US VII GP, L.P.
Its:	General Partner

By:	Apax US VII GP, Ltd.
Its:	General Partners

By:	/s/ John Megrue
Name: John Megrue
Title: Chief Executive Officer

Apax US VII GP, L.P.

By:	Apax US VII GP, Ltd.
Its:	General Partner

By:	/s/ John Megrue
Name: John Megrue
Title: Chief Executive Officer

Apax US VII GP, Ltd.

By:	/s/ John Megrue
Name: John Megrue
Title: Chief Executive Officer

Sincerely,

For and on behalf of Apax Partners Europe Managers Limited as Manager of Apax Europe VII-A, L.P.

By:	/s/ Martin Halusa
Name:	Martin Halusa
Title:	Duly Authorized Signatory

By:	/s/ Steve Hare
Name:	Steve Hare
Title:	Duly Authorized Signatory

For and on behalf of Apax Partners Europe Managers Limited as Manager of Apax Europe VII-B, L.P.

By:	/s/ Martin Halusa
Name:	Martin Halusa
Title:	Duly Authorized Signatory

By:	/s/ Steve Hare
Name:	Steve Hare
Title:	Duly Authorized Signatory

For and on behalf of Apax Partners Europe Managers Limited as Manager of Apax Europe VII-1, L.P.

By:	/s/ Martin Halusa
Name:	Martin Halusa
Title:	Duly Authorized Signatory

By:	/s/ Steve Hare
Name:	Steve Hare
Title:	Duly Authorized Signatory

Apax Partners Europe Managers Limited

By:	/s/ Martin Halusa
Name:	Martin Halusa
Title:	Duly Authorized Signatory

By:	/s/ Steve Hare
Name:	Steve Hare
Title:	Duly Authorized Signatory

Apax Europe VII GP L.P. Inc.

By:	Apax Europe VII GP Co. Limited
Its:	General Partner

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Duly Authorized Signatory

Apax Europe VII GP Co. Limited

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Duly Authorized Signatory